UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the date of September 20, 2005.
Commission File Number 33398141
BURNS, PHILP & COMPANY LIMITED
(Translation of registrant’s name into English)
LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272
20 September 2005
Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000
Dear Mr Gates
Goodman Finance Limited: Annual Report
I attach copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.
Goodman Finance Limited is the issuer of NZ$212,500,000 Capital Notes, which were issued from 5 May 2003 to 27 June 2003.
Yours sincerely
HELEN GOLDING
Company Secretary
Encls.
INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
LEVEL 3
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND
TEL: +64 9 272 1217
FAX: +64 9 272 1202
20 September 2005
Market Information Services Section
New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
NEW ZEALAND
Goodman Finance Limited — Annual Report 2005
In accordance with Listing Rule 10.5.1, I enclose for lodgement a copy of the Goodman Finance Limited 2005 Annual Report dated 20 September 2005, incorporating the financial statements of the Company and the audit report thereon for the financial year ended 30 June 2005.
The Annual Report is in final terms as prepared for printing and will be posted to holders of the Capital Notes on 29 September 2005.
Yours faithfully
HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited
Encl
INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED
2005 ANNUAL REPORT

DIRECTORY
DIRECTORS
Graeme R Hart (Chairman)
Thomas J Degnan
Allen P Hugli
Bryce M Murray
AUDIT COMMITTEE
Graeme R Hart
Thomas J Degnan
REGISTERED OFFICE
Level 3
Goodman Fielder House
Cnr Springs & East Tamaki Roads
East Tamaki
Auckland
New Zealand

Contact:
Corporate Controller
Goodman Finance Limited
Telephone: +64 9 272 1354
Facsimile: +64 9 272 1202
Parent Contact:
Company Secretary
Burns, Philp & Company Limited
GPO Box 543
Sydney NSW 2001
Australia
Telephone: +61 2 9259 1111
Facsimile: +61 2 9247 3272
Email: shareholder.enquiries@burnsphilp.com
Website: www.burnsphilp.com
AUDITORS
KPMG
18 Viaduct Harbour Avenue
Auckland, New Zealand 1015
CAPITAL NOTES REGISTRAR
Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna, Auckland
(Private Bag 92119, Auckland 1020)
New Zealand
Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

CONTENTS

Chairman’s Report	3
Statutory Information	7
Corporate Governance Statement	12
Financial Statements	14
Audit Report	28

CHAIRMAN’S REPORT
The Directors of Goodman Finance Limited (Goodman Finance) present the annual report on the results of Goodman Finance for the 12 months to 30 June 2005.
Subsidiary of Burns, Philp & Company Limited
Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited (Burns Philp). It is a special purpose company, incorporated for the sole purpose of issuing Capital Notes. Goodman Finance does not conduct any trading activities, but receives interest from Burns Philp subsidiary in order to fund interest payable on the Capital Notes.
Goodman Finance has reported a profit of $179,666 for the year ended 30 June 2005 (compared to a profit of $1.417 million for the year ended 30 June 2004). This is as a result of interest revenue generated on intercompany loans during the financial year.
Burns Philp and certain of its wholly-owned subsidiaries guarantee the obligations of Goodman Finance in relation to the Capital Notes on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance in relation to the Capital Notes, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.
Accordingly, the information contained in this annual report should be read in conjunction with the Burns Philp annual report for the year ended 30 June 2005 which was released on 25 August 2005 to the Australian Stock Exchange Limited (ASX) and the New Zealand Exchange Limited (NZX). A copy of the Burns Philp annual report is available on Burns Philp’s website at www.burnsphilp.com and on the ASX website.
On 22 July 2004 Burns Philp announced that it had reached agreement with Associated British Foods plc (ABF) for the sale of its Yeast and Bakery Ingredients group and Herbs and Spices business for US$1.35 billion. The sale of the Herbs and Spices business was completed on 3 September 2004. The sale of the Yeast and Bakery Ingredients group was completed on 30 September 2004.
Tone Brothers, Inc, Burns Philp Food Inc, New Zealand Food Industries Limited and Mauri Yeast Australia Pty Limited, each as an indirectly wholly-owned subsidiary of Burns Philp, were sold as part of the Yeast and Bakery Ingredients group and the Herbs and Spices business. Each of these subsidiaries had guaranteed the indebtedness of Goodman Finance under the Trust Deed by entering into a local law guarantee dated 30 April 2003 (collectively the Guarantees). On completion of each of the transactions, the entities sold were released from the Guarantees.
Burns Philp and Company Limited Full Year Financial Highlights
Burns Philp manufactures, markets and distributes food ingredients and consumer branded food, beverage and related products. Based in Australia, Burns Philp and its controlled entities (the Group or the Burns Philp Group) operates internationally with leading brands enjoying significant market share in each of their principal markets.
Burns Philp’s goal is to maximise shareholder return. During the recent financial year the Group completed two key strategic initiatives that have furthered this objective. In September 2004 Burns Philp finalised the sales of its Yeast and Bakery Ingredients group and Herbs and Spices business. In addition the Group had substantially completed the major profit enhancement projects in its operating units. Burns Philp believes that these steps have significantly strengthened the Group’s financial position leaving it well placed to grow as opportunities are identified.

CHAIRMAN’S REPORT (Continued)
A summary of the Group’s financial performance and position follows:

	30 June 2005	30 June 2004
Year ended	(A$ million)	(A$ million)
FINANCIAL PERFORMANCE
Sales
Continuing operations	2,326.9	2,295.8
Discontinued businesses	244.4	1,059.1

	2,571.3	3,354.9

EBITDA before individually significant items
Continuing operations	414.2	354.8
Corporate/Other	(27.0)	(21.0)
Discontinued businesses	47.1	234.5

EBITDA before individually significant items	434.3	568.3
Individually significant items
Net unrealised foreign currency exchange gain	32.5	56.5
Profit on sale of businesses (excess of proceeds over book value of net assets sold)	782.6	—
Profit on sale of investments and property	3.3	29.2
Reversal of excess provisions	6.4	—
Restructuring costs	—	(31.6)
Recovery of vendor finance loan	—	30.0

EBITDA	1,259.1	652.4
Depreciation	(83.8)	(117.7)
Amortisation of intangibles	(85.1)	(95.6)

EBIT	1,090.2	439.1

Net borrowing costs	(158.0)	(281.8)
Income tax expense before individually significant items	(20.5)	(40.8)
Individually significant income tax expense on sale of businesses	(46.0)	—
Outside equity interests	(3.8)	(5.6)

Net profit attributable to members of Burns, Philp & Company Limited	861.9	110.9

FINANCIAL POSITION

Interest bearing liabilities	1,119.0	2,813.3
Cash	492.3	178.5

Net debt	626.7	2,634.8

Total assets	3,267.3	4,400.8
Shareholders’ funds	1,699.7	889.8

CHAIRMAN’S REPORT (Continued)
Overview of financial highlights
Overall, net profit for the year was up significantly on the prior period, primarily due to the gain on sale of businesses. Earning before interest, tax, depreciation and amortisation (EBITDA) from continuing businesses increased to A$414.2 million from A$354.8 million, reflecting the profit enhancement projects implemented since the acquisition of these businesses in March 2003. Interest expense declined as a result of reduced debt levels, following the repayment of the Group’s senior secured credit facilities from asset sale proceeds.
Burns Philp recognised a number of individually significant items during the period. The Group has more US dollar denominated liabilities than assets. Changes in the foreign currency exchange rates between the US$ and the Australian dollar will lead to gains or losses being reflected in the Group’s profit. During the year the Australian dollar strengthened against the US dollar leading to an A$32.5 million gain.
A gain of A$782.6 million (before tax) was recognised on the sale of Burns Philp’s Yeast and Bakery Ingredients group and Herbs and Spices business. This gain represents the excess of proceeds received, less sale related costs, over the book value of the net assets sold. A$46.0 million of tax relating to the sale was also recognised. As the Group has significant tax losses available, cash taxes payable will be significantly less.
The Group disposed of its remaining shares in an investment and recognised a gain of A$3.3 million. In addition, as a consequence of a change in circumstances during the year, provisions for certain liabilities were reduced by A$6.4 million.
Income tax expense, excluding the expense arising from the asset sales, decreased in the year. The reduction was due to the business sales. The majority of the Group’s earnings are now generated in Australia, where the Group still benefits from tax losses incurred in prior periods.
The Group’s net debt at June 2005 was A$626.7 million, down from A$2,634.8 million at June 2004. This reduction was primarily due to the receipt of the business sale proceeds as well as the operating cash flow generated by the continuing businesses. A$1.57 billion of senior secured borrowings were repaid during the year. As at June 2005 the Group had no significant indebtedness due for repayment until June 2008.
The businesses have generally performed in line with expectations.
Activities of Goodman Finance
In 2003 Goodman Finance issued the Capital Notes and on lent the funds to a Group subsidiary. The principal activity of Goodman Finance is the receipt of interest from that Burns Philp subsidiary to fund interest payable on the Capital Notes. Goodman Finance also acts as a guarantor of the obligations of other companies in the Group under certain senior debt agreements to which the Group is party and provides security for its obligations in respect of those senior debt agreements. Details of the senior debt agreements and obligations of Goodman Finance in respect of those agreements are set out in Note 15 to the financial statements.
Capital Notes
Goodman Finance has issued $212.5 million Capital Notes, comprising $173.684 million of the 9.75% Five Year Capital Notes (the 2008 Capital Notes) and $38.816 million of the 9.95% Eight Year Capital Notes (the 2011 Capital Notes).
Quotation and trading of the Capital Notes on the NZX commenced on 1 July 2003.

CHAIRMAN’S REPORT (Continued)
Changes to the Trust Deed dated 30 April 2003 (the Trust Deed) and Deeds of Guarantee
A Deed of Amendment and Restatement of Trust Deed was executed on 22 July 2005 between Goodman Finance as Issuer of Capital Notes, Burns Philp as Guarantor and Issuer of Ordinary Shares in Redemption of Capital Notes and The New Zealand Guardian Trust Company Limited as Trustee (the Trustee).
Under this Deed the definition of “Insolvency Event” and clause 3.16 (Permitted payments) of the Trust Deed were amended.
Under clause 3.16 of the Trust Deed Goodman Finance must not make any payment in respect of the Capital Notes when certain events occur, such as an insolvency event, or an event of default or potential event of default under a senior creditor agreement.
As a result of the amendments, Goodman Finance is not prohibited from making payments in respect of the Capital Notes under clause 3.16 when certain events occur which do not have a material effect upon the solvency of the Burns Philp Group, for example, the solvent voluntary liquidation of a company, or an event of default under a senior creditor agreement which has been waived or remedied.
The Deed of Amendment and Restatement of Trust Deed restates the Trust Deed, as amended, in the form set out in the schedule to that deed (Restated Trust Deed).
Three Deeds of Guarantee (under New Zealand, Australian and New York law respectively) were also amended and restated on 22 July 2005 to affect consequential amendments to the Deeds of Guarantee, resulting from the amendments to the Trust Deed.
The changes to the Trust Deed and Deeds of Guarantee were approved by the NZX. As the Trustee was of the opinion that the changes were not, and were not likely to become, materially prejudicial to the interest of Noteholders generally, the changes did not require the prior approval of Noteholders. A copy of the Deed of Amendment and Restatement of Trust Deed was filed with the NZX on 22 July 2005 and filed on a publicly available register at the Companies Office of the Ministry of Economic Development and is available for inspection free of charge at the Companies Office’s website, www.companies.govt.nz.
Payment of Interest
Interest accrued on the Capital Notes on a daily basis from the dates of allotment, ranging from 5 May 2003 to 27 June 2003. The initial interest payments were paid on 15 December 2003 in respect of the 2008 Capital Notes and 15 November 2003 in respect of the 2011 Capital Notes. Subsequent interest payments are payable quarterly in arrears in respect of each tranche of the Capital Notes on the relevant interest dates:
•	15 March, 15 June, 15 September and 15 December in respect of the 2008 Capital Notes; and
•	15 February, 15 May, 15 August and 15 November in respect of the 2011 Capital Notes.
Yours sincerely
/s/ Graeme Hart
Graeme Hart
Chairman
20 September 2005

STATUTORY INFORMATION
Goodman Finance is a wholly-owned subsidiary of Burns Philp. Goodman Finance’s Capital Notes were listed on the NZX on 1 July 2003. Goodman Finance does not have, and did not have during the financial year to 30 June 2005, any subsidiaries.
Board of Directors
The Directors of Goodman Finance and each of their professional qualifications, experience and special responsibilities as at 30 June 2005 and the date of this report are:

Name and qualifications	Age	Experience and special responsibilities
Graeme Hart MBA Non-executive Director	50	Chairman. Appointed to the Board of Goodman Finance Limited on 9 April 2003. Member of the Audit Committee. Mr Hart was appointed Deputy Chairman of Burns Philp in September 1997 and as Chairman on 9 September 2004. Previously Mr Hart has been Chairman of Whitcoulls Group Limited, a New Zealand stationery supply and New Zealand and Australian stationery and book retail group. He is Chairman of Rank Group Limited, a private investment company, and a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. New Zealand Dairy Foods is a consumer foods group, which manufactures and markets a range of dairy products in New Zealand. Mr Hart is also a director of a number of private investment companies.

Thomas Degnan BA Executive Director	57	Director. Appointed to the Board of Goodman Finance Limited on 9 December 2002. Member of the Audit Committee. Mr Degnan was appointed Chief Executive Officer and Managing Director of Burns Philp in September 1997. Mr Degnan was previously Group Vice President, Universal Foods Corporation, a North American based yeast and specialised food products manufacturer. Mr Degnan is also a director of Jones Dairy Inc., a manufacturer and distributor of meat products.

Allen Hugli BCom Executive Director	42	Director. Appointed to the Board of Goodman Finance Limited on 9 December 2002. Mr Hugli was appointed Chief Financial Officer of Burns Philp in November 1999. Prior to becoming Chief Financial Officer, he acted as Group Financial Controller. Prior to joining Burns Philp, Mr Hugli held positions in financial management and audit practices in Australia, Canada and New Zealand. Mr Hugli was formerly employed by Mr Hart’s private investment company, Rank Group Limited.

Bryce Murray CA, BMS Non-executive Director	48	Director. Appointed to the Board of Goodman Finance Limited on 15 March 2004. Mr Murray was appointed a director of Burns Philp in June 2003. Mr Murray is a senior executive of Rank Group Limited and has been employed by Rank Group Limited since 1996. Mr Murray is also a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. Mr Murray was previously a partner with Deloitte Touche Tohmatsu and the Chief Financial Officer of Whitcoulls Group Limited (a New Zealand public company whose major shareholder was Mr Hart).

STATUTORY INFORMATION (Continued)
Disclosure of Directors’ Relevant Interests
as at 30 June 2005 and the date of this report

				Burns Philp
	2008 Capital	2011 Capital	Burns Philp	Converting
	Notes	Notes	Ordinary Shares	Preference Shares
G R Hart(a)	—	—	1,091,671,101	537,644,211
T J Degnan	—	—	3,391,050	619,122
A P Hugli	20,000	—	210,571	100,000
B M Murray	—	—	—	—

(a)	Interests registered in the names of Millstreet Investments Limited and Kintron Developments Limited. Both of these companies are wholly owned subsidiaries of Rank Group Limited, which is wholly owned by Mr Hart.
Distribution of Subordinated Capital Noteholders and Capital Note Holdings
as at 15 August 2005
2008 Capital Notes

	Number of
	noteholders	Number of notes
Size of holding
5,000 – 9,999	1,861	10,192,000
10,000 – 49,999	4,539	80,768,000
50,000 – 99,999	532	28,904,000
100,000 – 499,999	184	26,290,000
500,000 – 999,999	8	5,461,000
1,000,000 and over	10	22,069,000

Total	7,134	173,684,000

Geographical distribution
New Zealand	7,079	172,332,000
Rest of world	55	1,352,000

Total	7,134	173,684,000

2011 Capital Notes

	Number of	Number of
	noteholders	notes
Size of holding
5,000 – 9,999	383	2,082,000
10,000 – 49,999	998	18,330,000
50,000 – 99,999	133	7,342,000
100,000 – 499,999	55	7,382,000
500,000 – 999,999	4	2,158,000
1,000,000 and over	1	1,522,000

Total	1,574	38,816,000

Geographical distribution
New Zealand	1,553	38,063,000
Rest of world	21	753,000

Total	1,574	38,816,000

STATUTORY INFORMATION (Continued)
20 Largest Registered Holders of 2008 Capital Notes
As at 15 August 2005

	Number	%
New Zealand Central Securities Depository Limited	7,730,000	4.45
First NZ Capital Custodians Limited	4,426,000	2.55
Investment Custodial Services Limited (A/c C)	2,780,000	1.60
Lane Capital Group Limited	2,000,000	1.15
Custodial Services Limited (A/c 3)	1,808,000	1.04
Aorangi Laboratories Limited	1,500,000	0.86
Graeme Laurence Beckett & Janine Dale Beckett & Alan Murray Paterson	1,000,000	0.58
Jarden Investments Limited	1,000,000	0.58
Custodial Services Limited (A/c 2)	857,000	0.49
The Nursing Sisters of the Little Company of Mary Trust Board	835,000	0.48
First NZ Capital Custodians Limited (DRP NZ)	805,000	0.46
Masterportfolio Nominees Limited	735,000	0.42
Private Nominees Limited	629,000	0.36
Manchester Unity Friendly Society	600,000	0.35
Colman Securities Limited	500,000	0.29
New Star One Limited	500,000	0.29
Investment Custodial Services Limited (A/c 300000549)	492,000	0.28
New Zealand Methodist Trust Association	457,000	0.26
Forbar Custodians Limited	432,000	0.25
Custodial Services Limited (A/c 1)	425,000	0.25

Total	29,511,000	16.99

20 Largest Registered Holders of 2011 Capital Notes
As at 15 August 2005

	Number	%
Graeme Laurence Beckett & Janine Dale Beckett & Alan Murray Paterson	1,522,000	3.92
Rect Funds Management Limited	637,000	1.64
New Zealand Central Securities Depository Limited	537,000	1.38
Custodial Services Limited (A/c 3)	521,000	1.34
Woolf Fisher Trust Inc	500,000	1.29
First NZ Capital Custodians Limited	347,000	0.89
Burgoyne Phillip Owen	300,000	0.77
Hamilton Holdings Limited	250,000	0.64
Geoffrey Franklin Hawkins & Carole Anne Hawkins	225,000	0.58
Dunedin Diocesan Trust Board-Income Fund	215,000	0.55
Jack Philip Goldsmith & Mercia Leah Goldsmith	200,000	0.52
Mark Bradbury Horton & Gillian Horton	200,000	0.52
Gerard Kline	200,000	0.52
John Glanville Miller	200,000	0.52
Somsmith Nominees Limited	200,000	0.52
Helen Nancy Spratt	200,000	0.52
Ian Richard Seddon	170,000	0.44
Steven John Payne	160,000	0.41
Johannes Francois Botha & Jacomina Johanna Botha	150,000	0.39
Duncan Fraser Forrest & Judy Marie Forrest	150,000	0.39

Total	6,884,000	17.75

STATUTORY INFORMATION (Continued)
Substantial Security Holders
As at 15 August 2005 notice of the following substantial security holding (as defined by the Securities Markets Act 1988) had been received by Goodman Finance:

	Number of
	ordinary
	shares	%
Burns, Philp & Company Limited	100	100.00

	100	100.00

At 15 August 2005 the total number of issued voting securities of Goodman Finance was 100.
Interests Register
There have been no additions to the Goodman Finance interest register during the financial year.
Specific Disclosure of Interest in any Transaction
No notices have been received during the financial period.
NZX Waivers
The following waivers have been granted by the NZX and remained applicable as at 30 June 2005.
Minimum holding
The NZX has granted Goodman Finance a waiver to allow the minimum holding of a tranche of Capital Notes to be Capital Notes with an aggregate principal amount of $5,000.
Transfer restrictions
The NZX has granted Goodman Finance a waiver from Listing Rule 11.1.1 in relation to the provisions in the Trust Deed (now the Restated Trust Deed) that require that Capital Notes be transferred in minimum principal amounts of $1,000 per Tranche (or any lesser amount approved by Goodman Finance).
Extension to annual report issue date
The NZX has granted Goodman Finance a waiver from Listing Rule 10.5.1 to the extent that it will allow Goodman Finance to issue its annual report within 17 weeks of the end of its financial year. This extended period matches the period applicable to Burns Philp under the ASX Listing Rules.

STATUTORY INFORMATION (Continued)
Directors’ Remuneration
No Director was paid or is entitled to receive any remuneration or any other benefits from Goodman Finance for acting as a Director or in any other capacity with respect to the financial year to 30 June 2005.
Auditor’s Remuneration
Goodman Finance has agreed to pay KPMG $28,500 in audit fees for the financial year to 30 June 2005. In addition to the statutory audit, in accordance with the Restated Trust Deed, KPMG as auditors are required to report on certain debt covenant compliance matters. Fees in relation to this amount to $11,500. Other than these matters KPMG has not provided any other services to Goodman Finance during the financial year and accordingly no other fees have been paid to KPMG by Goodman Finance or any other entity in the Burns Philp Group with respect to services provided to Goodman Finance.
KPMG also provides audit and other services to the Burns Philp Group. Details of these services and payments for the year ended 30 June 2005 are set out in Note 3 to the Financial Statements of Burns Philp in its 2005 Annual Report.
Employees’ Remuneration
Goodman Finance does not have, and did not have, any employees during the financial year to 30 June 2005.
Donations
Goodman Finance has not made any donations during the financial year to 30 June 2005.
Credit Rating
Neither Goodman Finance nor the Capital Notes currently have a credit rating.
Enforcement Action by NZX
No enforcement action has been taken by the NZX during the financial year to 30 June 2005 under Listing Rule 5.4.2.
This annual report is dated 20 September 2005 and is signed on behalf of the Board of Goodman Finance Limited by:

/s/ Graeme Hart	/s/ Thomas Degnan

Graeme Hart	Thomas Degnan
Chairman	Director

CORPORATE GOVERNANCE STATEMENT
Goodman Finance, as a wholly-owned subsidiary of Burns Philp, is subject to a number of corporate governance policies and procedures which are described in the annual report of Burns Philp.
This statement outlines Goodman Finance’s main corporate governance practices for the whole of the financial year.
Board Responsibilities
The Board is responsible for the overall corporate governance of Goodman Finance. Three of the Directors of Goodman Finance are also Directors of Burns Philp and in such capacity are in a position to monitor the performance of Burns Philp management and ensure internal controls and reporting procedures, as they impact on the activities of Goodman Finance, are adequate and effective.
Composition of the Board
The names of the Directors of Goodman Finance in office at the date of this statement are set out on page 7 of this report.
The Board is comprised of two executive Directors and two non-executive Directors.
Procedures for the operation of the Board, including the appointment and removal of directors, are governed by Goodman Finance’s Constitution.
Independent Professional Advice
Each Director is entitled to obtain independent professional advice at Goodman Finance’s expense, in relation to their duties.
Audit Committee
The Board’s Audit Committee was constituted on 29 August 2003. The Audit Committee members are Mr Degnan who is an executive Director and Mr Hart who is a non-executive Director.
The primary function of the Audit Committee is to provide advice to the Board in respect of the reliability and integrity of accounting policies and financial reporting and disclosure practices.
This function is carried out by reviewing the appropriateness of the accounting principles adopted in the composition and presentation of financial reports.
As a wholly-owned subsidiary of Burns Philp, Goodman Finance is also monitored by the Burns Philp Audit & Risk Committee.
Remuneration Committee and Nomination Committee
Goodman Finance has not established a Remuneration Committee or a Nomination Committee due to the fact that it has only one shareholder, no employees and that the Board of its parent, Burns Philp, has two such committees.
External Auditor
KPMG has been appointed external auditor of Goodman Finance, commencing with the period ended 30 June 2003.
The external auditor is responsible for planning and carrying out a proper audit of Goodman Finance’s annual financial reports.

CORPORATE GOVERNANCE STATEMENT (Continued)
Internal Control Framework
The Burns Philp Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The following internal control framework is in place for its subsidiaries, including Goodman Finance:
Financial monitoring and reporting
Burns Philp has a comprehensive strategic planning and budgeting system, the results of which are presented to and approved by the Burns Philp Board. Management and the Burns Philp Board monitor performance against budget and key financial benchmarks through monthly reporting routines and detailed business reviews.
Risk management
Burns Philp has implemented review procedures and allocated management resources to consider the financial, legal, tax, safety, health, environmental and human resources aspects of the Burns Philp Group’s business. These resources work closely with operational management to identify and manage risk across the Burns Philp Group.
The Burns Philp Group evaluates the economic balance between self-retention of risks and risk transfer. The Burns Philp Group has implemented global insurance arrangements for risk transfer with high prudentially rated international insurers. Burns Philp monitors its compliance with its risk management policy and, amongst other risk control measures, develops contingency plans to manage potential business interruptions.
Internal controls
Burns Philp management assumes the primary responsibility for implementing internal controls and for their internal control environment. Burns Philp has implemented a policy whereby the head and financial controller of each business unit reports on a quarterly basis to the Burns Philp Chief Executive Officer and the Chief Financial Officer and, on an exceptions basis, to the Burns Philp Audit & Risk Committee, on the operation and effectiveness of key internal controls. Any identified deficiencies in internal controls are followed up and acted upon by regional management. In addition, Burns Philp maintains an internal audit function to conduct internal audits and reviews of its Australian and New Zealand operations.
Code of Ethics
All directors and employees of the Burns Philp Group are expected to demonstrate ethical and appropriate behavior in all areas of business so as to maintain the Burns Philp Group’s integrity and its reputation for fair and reasonable conduct. Burns Philp provides guidance to managers and employees through code of conduct policies.
Director Dealings in Company Securities
It is Burns Philp policy that the time for any director or employee to buy or sell Burns Philp securities (which includes the Capital Notes) is limited to the four week period from the:
(a)	date of the Burns Philp annual general meeting;

(b)	release of the quarterly results announcement of Burns Philp to the ASX;

(c)	release of the half yearly results announcement of Burns Philp to the ASX;

(d)	release of the preliminary final results of Burns Philp to the ASX; or

(e)	release of a disclosure document offering equity securities in Burns Philp.
If a director or employee of Burns Philp or its subsidiaries is in possession of price sensitive information which is not generally available to the market, then he or she must not deal in Burns Philp securities at any time.
Directors of Burns Philp must obtain the approval of the Chairman of Burns Philp (or in the case of the Chairman, the approval of the Deputy Chairman or, where there is not a Deputy Chairman, the lead independent Director) before they buy or sell securities of Burns Philp or Goodman Finance.
First or second line reports of the Chief Executive Officer of Burns Philp must obtain approval before dealing.
All employees must notify Burns Philp within five business days of a transaction occurring.

CORPORATE GOVERNANCE STATEMENT (Continued)
Director dealings in company securities (continued)
In accordance with the Listing Rules of the ASX and the NZX and the provisions of applicable legislation, the ASX, the NZX and the United States Securities and Exchange Commission (SEC) are advised within five business days of any transactions conducted by Directors of Burns Philp in the securities of Burns Philp, which includes the Capital Notes.
Equal Access to Material Information
Burns Philp is committed to providing all shareholders and stakeholders (including holders of the Capital Notes) with accessible and timely information on the Burns Philp Group’s key activities and performance (including those of Goodman Finance). Burns Philp and Goodman Finance have procedures in place to enable all shareholders and investors to have equal access to company information and to ensure that all price sensitive information is disclosed to the ASX, the NZX and the SEC in accordance with the continuous disclosure requirements of applicable legislation and the Listing Rules of the ASX and the NZX. All information provided to the ASX, NZX and SEC is posted to the website of Burns Philp.
STATEMENT OF FINANCIAL PERFORMANCE FOR THE FINANCIAL YEAR ENDED 30 JUNE

	Note	2005	2004
		$	$
Total operating revenue	1	23,160,466	24,426,436
Total operating expenses	2,3	(22,892,307)	(23,058,359)

Operating surplus before income tax		268,159	1,368,077
Income tax (expense)/benefit	4	(88,493)	48,590

Net surplus for the year		179,666	1,416,667

STATEMENT OF MOVEMENTS IN EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE

	Note	2005	2004
		$	$
Total recognised revenues and expenses
Net surplus for the year		179,666	1,416,667

Movements in equity for the year		179,666	1,416,667
Equity at beginning of the year		(98,553)	(1,515,220)

Equity at end of the year		81,113	(98,553)

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE

	Note	2005	2004
		$	$
Current assets
Cash balances	6	189,744	48,294
Receivables	7	—	11,987

		189,744	60,281

Non-current assets
Receivables	7	208,781,054	206,851,174
Deferred debt issue costs	8	6,482,281	8,380,745

		215,263,335	215,231,919

Total assets		215,453,079	215,292,200

Current liabilities
Creditors	9	(1,828,713)	(1,423,432)

		(1,828,713)	(1,423,432)

Non-current liabilities
Borrowings – Unsecured	10	(212,500,000)	(212,500,000)
Provision for deferred income tax	11	(1,043,253)	(1,467,321)

		(213,543,253)	(213,967,321)

Total liabilities		(215,371,966)	(215,390,753)

Net assets/(liabilities)		81,113	(98,553)

Equity
Attributable to the shareholder of the company	5	81,113	(98,553)

Total equity		81,113	(98,553)

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 30 JUNE

	Note	2005	2004
		$	$
Net cash from operating activities
Cash provided from:
Interest income received – internal		21,203,096	21,817,322
Interest income received – external		27,490	213,538
Income tax refunded/(paid)		148,045	(40,206)
(Payment)/receipt on transfer of tax losses		(136,269)	1,952,610

		21,242,362	23,943,264

Cash applied to:
Interest paid – external		(20,796,382)	(21,371,128)
Other operating		(304,530)	(208,586)

		(21,100,912)	(21,579,714)

	12	141,450	2,363,550

Net cash used in investing activities
Cash provided from:
Loans to related party		—	(32,965,075)

		—	(32,965,075)

Net cash from financing activities
Cash applied to:
Debt issue costs paid		—	(5,517,491)

		—	(5,517,491)

Net increase/(decrease) in cash balances		141,450	(36,119,016)

Cash balances at beginning of year
Bank		48,294	36,167,210
Cash on hand		—	100

		48,294	36,167,310

Cash balances at end of year
Bank	6	189,744	48,294

		189,744	48,294

The accompanying notes to the financial statements form part of, and should be read in conjunction with, these financial statements.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The financial statements presented are those of Goodman Finance Limited (Goodman Finance). Goodman Finance is a company domiciled in New Zealand and is registered under the Companies Act 1993. Goodman Finance is an issuer for the purposes of the Financial Reporting Act 1993 and its financial statements comply with that Act. The reporting currency used in the preparation of these financial statements is New Zealand dollars.
The financial statements comprise statements of the following: significant accounting policies, financial performance, movements in equity, financial position and cash flows, as well as the notes to these financial statements.
The comparative period is for the year ended 30 June 2004. There have been no changes in accounting policies. Goodman Finance is a wholly owned subsidiary of Burns, Philp & Company Limited (Burns Philp).
Goodman Finance was incorporated to participate in the funding of the acquisition of Goodman Fielder by Burns Philp through the issue of Capital Notes.
Goodman Finance has reported a profit after tax of $179,666 for the period (compared to a profit after tax of $1.417 million for the year ended 30 June 2004).
Burns Philp and certain of its wholly-owned subsidiaries guarantee the obligations of Goodman Finance in relations to the Capital Notes on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Restated Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.
Accounting convention
The financial statements are based on the general principles of historical cost accounting. These financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in New Zealand. Where no financial reporting standard or statement of standard accounting practice exists in New Zealand in relation to a particular issue, the accounting policies adopted have been determined with regard to the group accounting policies of Burns Philp, which reports its financial information in accordance with Australian GAAP.
Estimates
The preparation of financial statements in conformity with GAAP requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Interest revenue
Interest revenue is recognised in the statement of financial performance as it accrues on cash balances and other interest bearing receivables.
Deferred debt issue costs
Ancillary costs incurred in connection with the raising of the subordinated Capital Notes are capitalised and amortised over the life of the borrowings.
Cash and cash equivalents
For the purpose of the statement of cash flows, cash comprises cash balances (net of bank overdrafts) and demand deposits.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Taxation
Income tax expense/benefit is recognised on the operating surplus/deficit before taxation adjusted for permanent differences between taxable and accounting income. Deferred tax is calculated using the comprehensive basis under the liability method. This method involves recognising the tax effect of all timing differences between accounting and taxable income as a deferred tax asset or liability in the statement of financial position. The future tax benefit or provision for deferred tax is stated at the income tax rates prevailing at balance date. Future tax benefits are not recognised unless realisation of the asset is virtually certain.
Unsecured Capital Notes
The unsecured subordinated Capital Notes are recognised in the statement of financial position at the issue price at the time they were issued, as a debt financial instrument. The interest expense is recognised in the statement of financial performance as it accrues.
Receivables
The collectibility of receivables is assessed at reporting date and specific provision is made for any doubtful amounts.
The non-current receivable is an interest bearing term loan with a subsidiary of the parent company. Interest is accrued on a daily basis on the outstanding balance. Accrued interest is either settled in cash or capitalised into the outstanding loan balance. The term of the loan is to 29 July 2008, however the loan agreement provides that Goodman Finance can obtain repayment of a part or all of the loan on demand.
Other creditors
Liabilities are recognised for amounts to be paid in the future for services rendered. Other creditors are typically settled within 60 days and do not bear interest.
Changes in accounting policies
Uniform accounting policies have been applied by Goodman Finance and are consistent with those of the previous year.

NOTES TO THE FINANCIAL STATEMENTS
1. OPERATING REVENUE
Operating revenue comprises:

		2005	2004
	Note	$	$
Interest income:
Related parties		23,132,976	24,212,898
Other		27,490	213,538

		23,160,466	24,426,436

2. OPERATING EXPENSES
Operating expenses include:

		2005	2004
		$	$
Interest expense	3	22,694,845	22,784,548

Fees paid to KPMG:
- Audit fees		28,500	25,000

- Examination of covenant compliance		11,500	10,000

Bank charges		9,347	5,344

Legal fees		44,450	46,007

Secretarial & consulting fees		103,453	237,234

Withholding tax paid/(refund)		212	(49,774)

		22,892,307	23,058,359

3. INTEREST EXPENSE

	2005	2004
	$	$
Interest on 9.75% 2008 Capital Notes	16,934,190	17,014,709

Interest on 9.95% 2011 Capital Notes	3,862,192	3,884,785

Amortisation of deferred debt issue costs	1,898,463	1,885,054

	22,694,845	22,784,548

NOTES TO THE FINANCIAL STATEMENTS (Continued)
4. TAXATION

	2005	2004
	$	$
(a) Tax expense
Operating surplus before income tax	268,159	1,368,077

Permanent differences:
Resident withholding tax	—	(49,774)

Taxable income	268,159	1,318,303

Tax expense at 33%	88,493	435,040

Prior year adjustments:
- Recognition of prior year tax losses	—	(2,038,127)

- Recognition of deferred tax liability	—	1,554,497

Total income tax expense/(benefit)	88,493	(48,590)

Current tax	512,561	522,216

Deferred tax	(424,068)	(570,806)

	88,493	(48,590)

(b) Imputation credits
Balance at beginning of year	151,256	—

Income tax paid	—	151,256

Income tax refunded	(148,045)	—

Balance at end of year	3,211	151,256

5. EQUITY

	2005	2004
	$	$
Issued and paid up capital:
100 ordinary shares	100	100
Accumulated surplus/(deficit)	81,013	(98,653)

	81,113	(98,553)

All shares carry equal rights in respect of voting, dividend payments and distribution upon winding up.
6. CASH BALANCES

	2005	2004
	$	$
Cash balances:
Bank	189,744	48,294

Total cash balances	189,744	48,294

NOTES TO THE FINANCIAL STATEMENTS (Continued)
7. RECEIVABLES

	Note	2005	2004
		$	$
Current receivables:
Tax receivables		—	11,987

		—	11,987

Non-current receivables:
Owing by wholly-owned subsidiary of the parent company	14	208,781,054	206,851,174

		208,781,054	206,851,174

8. DEFERRED DEBT ISSUE COSTS

	2005	2004
	$	$
Deferred cost	10,265,799	10,265,799
Less: Accumulated amortisation	(3,783,518)	(1,885,054)

	6,482,281	8,380,745

9. CREDITORS

	2005	2004
	$	$
Current:
Interest payable	1,247,156	1,247,156
Other creditors	68,996	115,000
Other creditors — wholly owned subsidiary of the parent company	—	61,276
Tax payable	512,561	—

	1,828,713	1,423,432

10. UNSECURED CAPITAL NOTES

	2005	2004
	$	$
2008 Capital Notes 9.75% p.a.	173,684,000	173,684,000
2011 Capital Notes 9.95% p.a.	38,816,000	38,816,000

	212,500,000	212,500,000

NOTES TO THE FINANCIAL STATEMENTS (Continued)
10. UNSECURED CAPITAL NOTES (Continued)
Goodman Finance has issued $212.5 million subordinated Capital Notes. These instruments are guaranteed by Burns Philp and certain of its wholly-owned subsidiaries. The subordinated Capital Notes and the guarantees are subordinated obligations of Goodman Finance and the guarantors, ranking behind all their other secured and unsecured liabilities. The subordinated Capital Notes were issued in two series, one series which has an initial election date of 15 December 2008 and bears an interest rate of 9.75% per annum and the other series which has an initial election date of 15 November 2011 and bears an interest rate of 9.95% per annum.
Upon the maturity of the subordinated Capital Notes, the subordinated Capital Notes may continue upon new terms (if this is proposed by Goodman Finance and if the note holder accepts the new terms) or may be redeemed in cash equal to the face value of the subordinated Capital Notes. Notwithstanding any election made by a noteholder, Goodman Finance may, in its sole discretion, elect to redeem the subordinated Capital Notes by Burns Philp issuing ordinary shares in accordance with a formula based on (a) the principal amount of, and accrued and unpaid interest on, the subordinated Capital Notes and (b) the New Zealand dollar equivalent of 95% of the weighted average sale price of a Burns Philp ordinary share sold on the Australian Stock Exchange during the period of 10 business days immediately prior to the election date (adjusted to eliminate the effect of any dividend entitlement or similar transaction reflected in the price but to which a noteholder would not be entitled).
11. PROVISION FOR DEFERRED TAX

	Note	2005	2004
		$	$
Deferred taxation
Balance at beginning of year		(1,467,321)	—
Recognition of prior year adjustment		—	(1,554,497)
Current year movement recognised in the statement of financial performance		424,068	87,176

Balance at end of year		(1,043,253)	(1,467,321)

12. RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES
a)	The following is a reconciliation between the surplus after income tax shown in the statement of financial performance and the net cash flow from operating activities.

	2005	2004
	$	$
Net surplus after income tax	179,666	1,416,667

Non-Cash Items:
Amortisation of deferred borrowing costs	1,898,463	1,885,054

Movements in Working Capital:
Decrease/(increase) in current receivables	11,987	(11,987)
(Increase) in non-current receivables	(1,929,880)	(2,098,146)
Increase/(decrease) in trade creditors	405,282	(295,359)
(Decrease)/increase in deferred tax liabilities	(424,068)	1,467,321

Net cash from operating activities	141,450	2,363,550

NOTES TO THE FINANCIAL STATEMENTS (Continued)
13. RELATED PARTIES
(a)	Parent company The parent company of Goodman Finance is Burns Philp which holds 100% of the ordinary shares on issue.

(b)	Identity of related parties with whom material transactions have occurred Note 14 identifies all entities that are related parties of Goodman Finance with whom transactions have taken place.

(c)	Types of related party transactions Goodman Finance has made a loan to a certain subsidiary of the parent company. Details are provided in note 14. The interest rate is fixed at 11.45%.
During the year Goodman Finance repaid a related party $61,276 in respect of tax instalment payments that had been made on Goodman Finance’s behalf.
14. BALANCES WITH RELATED PARTIES

	2005	2004
	$	$
Amounts receivable:
GF Finance (NZ) Ltd	208,781,054	206,851,174
Amounts payable:
Burns Philp (New Zealand) Limited	—	61,276

In addition to the above balance, during the year Goodman Finance made cash payments of $139,269 in relation to the receipt of tax losses from a related party, the Burns Philp (New Zealand) Limited Consolidated Group.
15. CONTINGENT LIABILITIES
Goodman Finance is a guarantor (and in some cases a security provider) in respect of certain debt facilities of the Burns Philp Group, which are senior in right of repayment to the Capital Notes. As at 30 June 2005, these facilities included the US$400 million 9.75% unsecured Senior Subordinated Notes due 2012, the US$210 million 10.75% unsecured Senior Subordinated Notes due 2011 and the US$100 million 9.5% unsecured Senior Notes due 2010, in addition to a number of small financings.
16. FINANCIAL INSTRUMENTS
Exposures to various risks may arise in the normal course of Goodman Finance’s business. Derivative financial instruments can be used as a means of reducing exposure to fluctuations in foreign exchange rates and interest rates. While these financial instruments are subject to the risk of market rates changing subsequent to acquisition, such changes would generally be offset by opposite effects of the items being hedged.
There were no derivative financial instruments outstanding as at balance sheet date.
Foreign currency risk
Foreign currency risk is the risk that the value of Goodman Finance’s assets and liabilities will fluctuate due to changes in foreign exchange rates. At balance sheet date Goodman Finance is not exposed to currency risk, as all assets and liabilities of Goodman Finance are held in its functional currency, being the New Zealand dollar.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
16. FINANCIAL INSTRUMENTS (Continued)
Interest rate risk
Interest rate risk is the risk that Goodman Finance’s assets and liabilities will fluctuate due to changes in market interest rates. At balance sheet date Goodman Finance has certain interest bearing financial instruments. These are detailed below in the Repricing Analysis note.
Fair values of financial assets and liabilities
As at 30 June 2005, the fair value of the listed Capital Notes was $223.6 million (2004: $214.7 million). The carrying value of all other financial assets and liabilities approximates the respective fair value.
Repricing analysis
The following table identifies the effective interest rates of the financial assets and financial liabilities of Goodman Finance and its repricing or maturity periods, whichever is earlier.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
16. FINANCIAL INSTRUMENTS (CONTINUED)

	Effective		6					Non-
	interest rate		months	6 —12	1—2			interest
2005	p.a.	Total	or less	months	years	2 — 5 years	>5 years	bearing
Financial assets
Cash balances	3.25%	189,744	189,744	—	—
Receivable	—	—	—	—	—
Owing by subsidiary of parent company	11.45%	208,781,054	—	—	—	208,781,054

Total financial assets		208,970,798	189,744	—	—	208,781,054

				—	—
Financial liabilities				—	—
2008 Capital Notes	9.75%	(173,684,000)	—	—	—	(173,684,000)
2011 Capital Notes	9.95%	(38,816,000)	—	—	—		(38,816,000)
Creditors and borrowings	—	(1,828,713)	—	—	—		—	(1,828,713)

Total financial liabilities		(214,328,713)	—	—	—	(173,684,000)	(38,816,000)	(1,828,713)

Net financial position		(5,357,915)	189,744	—	—	35,097,054	(38,816,000)	(1,828,713)

	Effective		6					Non-
	interest rate		months	6 —12	1—2			interest
2004	p.a.	Total	or less	months	years	2 — 5 years	>5 years	bearing
Financial assets
Cash balances	5.00%	48,294	48,294	—	—	—	—	—
Receivable	—	11,987	—	—	—	—	—	11,987
Owing by subsidiary of parent company	11.45%	206,851,174	—	—	—	206,851,174	—	—

Total financial assets		206,911,455	48,294	—	—	206,851,174	—	11,987

Financial liabilities
2008 Capital Notes	9.75%	(173,684,000)	—	—	—	(173,684,000)	—	—
2011 Capital Notes	9.95%	(38,816,000)	—	—	—	—	(38,816,000)	—
Creditors and borrowings	—	(1,423,432)	—	—	—	—	—	(1,423,432)

Total financial liabilities		(213,923,432)	—	—	—	(173,684,000)	(38,816,000)	(1,423,432)

Net financial position		(7,011,977)	48,294	—	—	33,167,174	(38,816,000)	(1,411,445)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
16. FINANCIAL INSTRUMENTS (CONTINUED)
Credit risk
Credit risk is the risk that the counterparty to a transaction with Goodman Finance will fail to discharge its obligations, causing Goodman Finance to incur a financial loss. At balance sheet date the majority of receivables were due from related parties.
Liquidity risk
Liquidity risk is the risk that Goodman Finance will encounter difficulty in raising funds at short notice to meet its financial commitments as they fall due. Goodman Finance has internal limits in place in order to reduce the exposure to liquidity risk, as well as having access to lines of credit from related parties.
Burns Philp and certain of its wholly-owned subsidiaries guarantee the obligations of Goodman Finance in relation to the Capital Notes on an unsecured and subordinated basis. Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Restated Trust Deed.
17. SEGMENT REPORTING
Goodman Finance is a special purpose vehicle that was formed to provide funding in connection with the takeover of Goodman Fielder Limited (now Goodman Fielder Pty Limited) in 2003. It does not operate in any specific industry or geographical segment.
18. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
In December 2002 the New Zealand Accounting Standards Review Board announced that the New Zealand equivalents to International Financial Reporting Standards (NZ IFRS) would apply to all New Zealand entities for reporting periods commencing on or after 1 January 2007. Entities have the option of voluntarily early adopting NZ IFRS for periods beginning on or after 1 January 2005. Goodman Finance intends to early adopt NZ IFRS for the year ending 30 June 2006.
A project has been commenced at the Burns Philp Group level to determine the impact of the Australian equivalents to IFRS (AIFRS) changes across the Burns Philp Group. While there are not expected to be significant differences between AIFRS and NZ IFRS, Burns Philp has not yet completed its analysis of the impact of NZ IFRS on Goodman Finance. Therefore, Goodman Finance is currently unable to provide reliable information about the impact on the financial statements of Goodman Finance, which arise from transitioning to NZ IFRS.

DIRECTORS’ RESPONSIBILITY STATEMENT
The Directors are responsible for preparing the financial statements and ensuring that they comply with New Zealand generally accepted accounting principles and give a true and fair view of the financial position of Goodman Finance as at 30 June 2005 and the results of its operations and cash flows for the period ended on that date.
The Directors consider that the financial statements of Goodman Finance have been prepared using appropriate accounting policies which have been consistently applied and supported by reasonable judgements and estimates and that all relevant financial reporting and accounting standards have been followed.
The Directors believe that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of Goodman Finance and facilitate compliance of the financial statements with the Financial Reporting Act 1993.
The Directors consider that they have taken adequate steps to safeguard the assets of Goodman Finance and to prevent and detect fraud and other irregularities. Internal control procedures are also considered to be sufficient to provide a reasonable assurance as to the integrity and reliability of the financial statements.
The Directors are pleased to present the financial statements of Goodman Finance for the year ended 30 June 2005.
Signed for and on behalf of the Board of Directors on 20 September 2005:

/s/ Thomas Degnan	/s/ Graeme Hart

Thomas Degnan	Graeme Hart
Director	Chairman

AUDIT REPORT
To the shareholder of Goodman Finance Limited
We have audited the financial statements on pages 14 to 26. The financial statements provide information about the past financial performance of the company and its financial position as at 30 June 2005. This information is stated in accordance with the accounting policies set out on pages 17 and 18.
Directors’ responsibilities
The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company as at 30 June 2005 and the results of its operations and cash flows for the year ended on that date.
Auditors’ responsibilities
It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.
Basis of opinion
An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:
•	the significant estimates and judgements made by the Directors in the preparation of the financial statements;

•	whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Other than in our capacity as auditors we have no relationship with or interests in the company.
Unqualified opinion
We have obtained all the information and explanations we have required.
In our opinion:
•	proper accounting records have been kept by the company as far as appears from our examination of those records;

•	the financial statements on pages 14 to 26:
-	comply with New Zealand generally accepted accounting practice;

-	give a true and fair view of the financial position of the company as at 30 June 2005 and the results of its operations and cash flows for the year ended on that date.
Our audit was completed on 20 September 2005 and our unqualified opinion is expressed as at that date.
/s/ KPMG
KPMG
Auckland

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date September 20, 2005	By	/s/ Helen Golding

(Signature) *
HELEN GOLDING
Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer